

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 30, 2015

VIA E-MAIL

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
OFI Global Asset Management, Inc.
225 Liberty Street, 15th Floor
New York, New York 10281-1008

   Re: Oppenheimer Small Cap Value Fund
       File Nos.: 333-206691 and 811-23090

Dear Mr. Edwards:

   We have reviewed the registration statement on Form N-1A, filed on August 31, 2015, for the Oppenheimer Small Cap Value Fund (the "Fund"). Based on Securities Act Release No. 6510 and the representations contained in your letter dated August 31, 2015, we conducted a selective review of the registration statement. We have the following comments on the filing:

<u>Fee and Expense Table</u>, page 3

1. Please reconcile the disclosure about the fee waiver/expense reimbursement in footnote (2) with the description of the arrangement on page 13.

2. If the waiver discussed in footnote (2) is subject to a recoupment provision, please expand the footnote accordingly.

<u>Expense Example</u>, page 3

3. We note that you have included an asterisk beside the Class I line item, but we are unable to locate the corresponding reference. Please advise or revise.

<u>Principal Investment Strategies</u>, pages 3-4

4. Please disclose in this section what the capitalization range of the Russell 2000 Value Index was as of the most recent recapitalization date.

5. You state that the Fund does not expect to invest substantial amounts of assets in foreign securities, yet you have included Risks of Foreign Investing and Risks of Developing and Emerging Markets as principal risks of investing in the Fund. Please advise or revise.

<u>Other Investment Strategies and Risk</u>, pages 8-12

6. We note your statement that the Fund's concentration limits do not apply to securities issued by investment companies. Please be advised that it is the Staff's position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please revise your disclosure accordingly. This comment applies to the disclosure on page 19 of the SAI, as well.

7. Please disclose any criteria as to maturity and/or duration that the Fund will use when investing in debt securities.

8. We note that the Fund may invest in derivatives. Please be more specific as to the types of derivatives the Fund expects to use and how it expects to use them. <u>See</u> Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

   If the Fund will enter into swap transactions, please specify the types of swaps and whether the Fund will be the buyer or seller of such swaps. In this regard, please note that if the Fund will invest in total return swaps, it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979), and if the Fund will sell credit default swaps, it must set aside the full notional value of the swap.

9. We note that the Fund may invest in the Oppenheimer Institutional Money Market Fund. Please confirm that in the event that Acquired Fund Fees and Expenses (AFFES) were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFEs in the fee table.

10. Given your statement that the Fund may have a portfolio turnover rate of over 100% (page 12), please include "High Portfolio Turnover" as a principal risk of investing in the Fund.

                                           *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Responses to this letter should be in the form of a pre-effective amendment accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•[the staff's comments, the Fund's changes to disclosure in response to staff comments, or]the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action [or the staff's comments] as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel